



Last updated: August 15, 2022



Confidential Disclaimer

This slide deck describes the organization, planned business and operations of Aeroponics Integrated Systems, Inc. ("Company"). This document is not intended as investment advice and contains forward-looking statements that do not guarantee future performance. Any reference to past successful performance is no indication of the likelihood of future successful performance. No offer to sell and no solicitation of any offer to purchase securities are made by this document. By your acceptance of delivery of this document, you unconditionally agree that it may not be reproduced or divulged, in whole or in part, or permitted to be used by or made available to any other party or entity, unless pre-authorized by an officer of the Company.

The Company has filed a utility patent application (pending #16897246) for proprietary components within its system design and the methodology of how the nutrient delivery mechanisms alternate on precise timing schedules, as well as a step-by-step process of how to operate the system from the seedling/cutting stage to the day of harvest in a way that achieves optimal results.

It also includes claims of an integration that allows Aerobloom Aeroponics Systems Inc to utilize organic nutrients and produce crops that meet organic certification standards. In general, the USDA has determined that aeroponically-grown produce cannot be labeled as organic. However, Aerobloom's patent-pending integration makes it a hybrid system, creating a work-around allowing crops grown organically in its systems to likely be labeled as organic. The Company will file additional patent claims to cover proprietary system components, robotics, processes, as well as software that are continuously developed.



aerobloom

Cutting-Edge Agriculture Technology

Aerobloom's technology is aiming to solve global food security in the face of climate change.

95% LESS WATER	**45% LESS WATER**	**2-6X YIELD**
THAN TRADITIONAL AGRICULTURE	THAN HYDROPONIC SYSTEMS	OF THE COMPETITION



Introduction to Aeroponics

Aeroponics is a cultivation method in which plant roots are suspended in air and fed via a fine mist. It is the most water-efficient method of growing crops and is capable of producing the highest harvest yields per acre.

Aeroponics underwent significant development in the 1980's with funding from NASA who wanted to research methods for how astronauts could grow crops in space without fertile soil or access to water.[1]



Vision, Innovation & Development

As aeroponics developed, Aerobloom's Chief Innovation Officer Dale Devore frequently collaborated with these NASA funded scientists and began development of his own proprietary aeroponics system.

After 30 years of development on those systems, the technology has finally caught up to Mr. Devore's vision and Aerobloom is ready to launch their cutting-edge agricultural technology with the hope of providing a global food security solution in the face of the existing climate change crisis.

A Global Crisis

Climate change is causing increasingly severe weather conditions & droughts making it difficult for farmers to produce enough food using traditional methods. The United Nations Food and Agriculture Organization ("FAO") is citing a food security crisis that will get worse over the next 30 years.

 The FAO estimates world population growth is set to increase by 13% reaching 9 billion by 2050[2]

 The FAO estimates that in order to accommodate their projected population growth, global agricultural production will have to increase 38% by 2030 and 60% by 2050[3]

 Today, 50% of the world's habitable land[4] and 70% of the world's freshwater[5] is used for traditional agricultural

In order to keep up with rising demand due to population growth, it is necessary to find an alternative that uses less water and does not rely on fertile soil to produce crops. While some competitors have suggested growing crops hydroponically as a solution, the Aerobloom system uses 45% less water than hydroponic systems and is capable of consistently producing higher yields

Global Food Shortages

The reason for these shortages: Russia and Ukraine make up more than 30% of the global wheat market and are considered the breadbasket of Europe.

 33%   Wheat prices are up 21% and barley is up 33% since Eastern Block are mass producers

 40%   Fertilizer/Urea prices, which are critical inputs into food, are already up 40% because of the strife in Russia & Ukraine

The Affects of Climate Change

Food production around the world will suffer as global heating reaches 1.5C, with serious effects on the food supply in the next two decades, scientists have warned, following the biggest scientific report yet on the climate crisis.

The less developed parts of the world where soil quality is decreasing do not have the resources to compensate for this with fertilizers.

Market Analysis

 The United Nations Food and Agriculture Organization estimates the gross value of global agricultural production at just over $5 trillion[6]

 According to AgFunder, global investments in food and agritech reached $17 billion USD in 2018 – a 43 per cent increase from 2017[7]

 A new study from Juniper Research has found that the total value of the AgTech market (Agricultural Technology) will reach $22.5 billion by 2025. This represents a growth rate of 150% over the next 5 years[8]

aerobloom

Our Aeroponic Systems

Proprietary patent pending technology (USPTO #62859135) developed by Aerobloom over the last 30 years.

2–6X Current Yields

Our technology produces 2-6x the yields of its competitors in the same space.



 **95%** Our technology uses 95% less water than traditional agriculture*

 **45%** 45% less water than the current hydroponics systems in use*

 **13%** Reduced flowering time* (Allowing an additional harvest each year)

*These numbers are accurate of our technology to-date on our current crops and we believe they will be accurate adjusting the types of produce grown.

Competitors

	Aerofarms	Village Farms NASDAQ:VFF	Local Bounti NYSE: LOCL	CubicFarms TSX: CUB	aerobloom
Value Propositions	Uses aeroponics to produce mostly leafy greens such as lettuce and kale in warehouse environments with the vertical farming method.	Uses vertically integrated indoor greenhouses to grow bell peppers, tomatoes and cucumbers.	Uses hydroponic systems to produce leafy greens in an indoor warehouse environment as opposed to vertical farming.	Focused on selling their vertical farming hydroponic systems to other growers in order to grow leafy greens, micro greens and livestock feed.	Uses a high-tech aeroponics system that utilizes 95% less water than traditional agriculture and 45% less than hydroponic systems with yields potentially 2 - 6x as their competitors.
Weaknesses	Uses a basic aeroponics system without consideration of timing and placement of misters for root growth manipulation and optimal growth.	Uses a hydroponic systems that use 45% more water consumption as opposed to aeroponics.	Relies on hydroponic systems that use 45% more water consumption than aeroponics and appears to be only capable of producing leafy greens.	Does not grow their own crops but instead sells their system to others.	N/A
Revenue	2020 - $736,788 2021 Projected - $4,000,000	2020 - $11,600,000 2021 Projected - $274,000,000	2020 - Harvested their first crop in Q4, minimal revenue 2021 - $638,000 USD Net Loss - $56,100,000 USD (adjusted EBITDA loss of $17,800,000 USD)	2021 Projected - $5,273,166 CDN (End of Dec. 31, 2021, Net Loss of $29,357,383 CDN)	12 Months - $2,464,200
Market Cap as of April 27, 2022	Proposed SPAC merger valued at $843,000,000	$371,075,000	$697,781,000	$172,751,000	N/A

The Aerobloom Method



Aerobloom's solution is more cost-effective & energy efficient than vertical farming:

- A number of AgTech companies are relying on vertical farming as a solution to the food security issue. However, vertical farming uses stacks of artificial LED lighting that consume a massive amount of energy and makes it difficult to grow crops on a large scale.

- Fertile soil in agricultural regions is becoming increasingly scarce due to soil depletion. However, when efficient methods are utilized that do not require fertile soil, there is no lack of available agricultural land. That's why at Aerobloom, we try to utilize the solar power of sunlight as much as possible to grow superior crops in an environmentally friendly manner.

Root Growth Manipulation

30 years of R&D have taught us the optimal combination of fog particle-sizes and their alternating timing schedules. The Aerobloom system allows us to direct lateral root grown and overall root mass in our crops. This is a distinct advantage that separates us from our competition, allowing us to produce tomatoes and bell peppers in higher yields, as opposed to being restricted to leafy greens.

This multi-stage process results in an increased rate of plant growth whereas the competitors in the aeroponics space are generally restricted to just being able to grow leafy green vegetables through their basic systems.



Roots shown inside of an Aerobloom system after only 48 hours of growth.

Intelligent Software

In 2021, Aerobloom recruited former NASA and General Electric engineer Kevin McDoneld to spearhead the AI development of the Aerobloom system. Mr. McDoneld brings over 25 years of engineering experience to the team and most recently helped GE launch the world's first automated digital drilling vessel in the oil and gas industry. Mr. McDoneld aims to have Aerobloom's proprietary software launched within the next 6 to 12 months.

 Sensors will utilize cloud-based system to collect live data which will enable monitoring of vital indicators such as pump & atomizer statuses, pH, nutrients, water & room temps, CO2, root zone oxygen, and humidity

 Predictive analytics algorithms will predict individual plant health issues and hardware maintenance requirements before they effect performance

 The system will provide the ability to automate additional crops for minimal cost, reducing labour and with greater functionality

aerobloom

The Problem of Missing Microbiomes

In traditional agriculture, crops grown in soil contain microbiomes (beneficial bacterial & fungal colonies) that thrive in the roots of plants. These microbiomes increase plant health, quality and yield. They also benefit the human digestive tract and act as a natural plant defense against pests, diseases and other stressors that can negatively impact plant health. Unlike the competitors, the Aerobloom system is able to support the growth of these microbiomes while maintaining a sterile recirculating nutrient solution. This integration provides all of the benefits described from a healthy microbiome in an aeroponics system.

Grown Naturally, Pesticide Free

For years, the United States Department of Agriculture ("USDA") resisted the labeling of hydroponically grown and aeroponically grown crops as "organic" because they did not use traditional methods. In 2017, the USDA released a statement advising that such techniques could be certified as organic, however no other aeroponically grown crops have been certified by the USDA as "organic" to date. Because Aerobloom uses proprietary hybrid technology that combines aspects of hydroponics with state-of-the-art aeroponics techniques, we believe that our crops will pass USDA approval and become the first certified organic aeroponic crops in the market.

Problems Addressed by Aerobloom Technology





In recent years, severe droughts have caused significant water restrictions in key food producing regions such as California, Arizona, Texas and Northern Mexico. Aerobloom aims to solve that problem by producing crops using 45% less water than hydroponic cultivation and 95% less water than traditional field cultivation



Soil depletion and weather erosion of topsoil is making it increasingly difficult to find fertile agricultural land throughout the United States. The Aerobloom system does not require fertile agricultural land and can also be implemented in areas where the climate would have previously made it impossible to grown year-round using traditional agricultural methods



The FAO estimates that 20 to 40 percent of crops globally are lost to pests annually costing the industry around $70 billion in losses per year. Similarly, the FAO estimates that plant related diseases cost the industry $220 billion in losses per year[9]

The Future of Aerobloom

Aerobloom intends to construct a state-of-the-art greenhouse capable of growing tomatoes and bell peppers and has already secured an indoor cultivation site in San Bernadino California. At the same time, Aerobloom will develop and implement AI software and robotics that will allow the company to scale rapidly and produce crops in large quantities.

Aerobloom Brand & Partnerships

Aerobloom's goal is to educate the world about the benefits of aeroponics and create a global brand by partnering with large wholesale distributors and retailers. Aerobloom also intends to form local partnerships with farm-to-table restaurants and set up chef tastings all in order to expand our footprint into a globally recognized brand that is helping the environment while also producing the highest quality crops.

Ongoing Research & Development

Along with our goal of producing the world's first USDA certified organic aeroponic tomatoes and bell peppers, Aerobloom will continue research and development on using the Aerobloom system to produce a variety of other crops such as coffee, squash, strawberries, pumpkins and many more.



Revenue Potential



$118,125

Predicted Q4 2022 Gross Revenue generated from production of Tomatoes and Bell Peppers

$2,733,750

Predicted 2023 Annual Gross Revenue generated from production of Tomatoes and Bell Peppers.

Management



Darren Walz
Chief Executive Officer

Darren Walz is a serial entrepreneur with past successes in retail and marketing. In 2009, he launched his own successful apparel company. In 2013, he was introduced to Dale Devore and the two decided to co-invest in founding a new venture. Darren managed the dispensary that went on to be one of the largest in Riverside County California with over 40 employees, 15,000 customers and over $7,500,000 in annual revenue. In 2016, Dale and Darren decided to leave the dispensary behind and broaden their focus to use their proprietary aero-ponics system to grow a variety of crops and try to find a solution to the issues that they were passionate such a food security and climate change.

Dale Devore
Chief Innovation Officer

Dale has been growing crops and developing aeroponics systems for over 30 years and is the "creative genius" behind Aerobloom's proprietary technology. In 1997, Dale was approached by Richard Stoner, widely known as the father of modern aeroponics. Mr. Stoner was receiving funding from NASA to develop aeroponics systems that astronauts could use to grow crops in space without the benefit of soil. At the time Dale was using his own systems to grow crops. For several years they compared notes together and the competition often referred to Dale as his only true competitor in the field of aeroponic development. Since that time, a number of competitors have approached Dale to review their aeroponics system and according to Dale, all of them are still using the basic technology that he was using over 30 years ago.

Kevin McDoneld
Chief Technical Officer

A natural innovator and problem solver, he has experience that spans more than 25 years of engineering, team and project management. Management of worldwide Engineering Team across 5 continents with a hands-on approach. Development of Predictive Analytic algorithms to support leading edge projects in predictive performance, predictive maintenance, and predictive failure. Creation of AI data-gathering algorithms to support AI initiatives for various equipment, apparatus and systems. Predictive Analytics engineering and AI innovation in the agricultural, offshore oil and gas, shipping fields, and for the US Navy. Mechanical, piping and HVAC system engineering and design for automated agricultural systems, oil exploration and drilling, ships, military, NASA, and other land and sea industries has been the focus for most of his professional career.

Management

Liam Corcoran
Director

Liam Corcoran has extensive legal and business experience and is currently a partner of a multi-disciplinary legal practice with an emphasis on property insurance and related litigation. Mr. Corcoran currently holds a number of positions as Director and CEO of Canadian publicly traded companies. As a former CEO, Mr. Corcoran oversaw the successful acquisition of a biotechnology company for over $30 million, resulting in a peak market cap over $200 million and $20 million in access to non-dilutive government grants. Mr. Corcoran has widespread experience in all areas of the public markets, including restructuring, financing, M&A and due diligence. Mr. Corcoran obtained his Juris Doctorate from Thompson Rivers University Law School and holds an undergraduate degree from McGill University.

Nick Luksha
Director

Nick is the managing partner of Tesoro Capital Partners and has over 18 years of business experience as an owner, senior management, and in capital markets as a Director, President, and Executive Vice President of private and publicly traded companies. Throughout his career, Nick has been a leader in numerous sectors including real estate development, investment, asset management, technology, franchising, & building management teams to help small to medium sized businesses achieve controlled growth. He has considerable experience providing access to capital for high-growth businesses worldwide. Nick's vast network of value-add capital sources include High Net Worth retail investors, family offices, institutional investors, and broker/dealers. Having operated across Canada, the USA, and Latin America, Nick has cultivated a sophisticated approach to a diverse range of professional environments.



References



Footnote 1

(2006) Spinoff. National Aeronautics and Space Administration ("NASA"). https://www.nasa.gov/pdf/164449main_spinoff_06.pdf

Footnote 2

(2019, October 12) How to feed the world 2050. United Nations Food and Agriculture Organization ("FAO"). https://www.fao.org/fileadmin/templates/wsfs/docs/Issues_papers/HLEF2050_Global_Agriculture.pdf

Footnote 3

(2019, October 12) How to feed the world 2050. United Nations Food and Agriculture Organization ("FAO"). https://www.fao.org/fileadmin/templates/wsfs/docs/Issues_papers/HLEF2050_Global_Agriculture.pdf

Footnote 4

(2019, November 11) Half of the world's habitable land is used for agriculture. Our World in Data. https://ourworldindata.org/global-land-for-agriculture

Footnote 5

(2020, May 8) Water in agriculture. The World Bank. https://www.worldbank.org/en/topic/water-in-agriculture#1

Footnote 6

(2019, October 12) How to feed the world 2050. United Nations Food and Agriculture Organization ("FAO"). https://www.fao.org/fileadmin/templates/wsfs/docs/Issues_papers/HLEF2050_Global_Agriculture.pdf

Footnote 7

(2018) AgFunder AgriFood Tech Investing Report. AgFunder. https://agfunder.com/research/agrifood-tech-investing-report-2018/

Footnote 8

(2020 November) Agtech: Market outlook, emerging opportunities & forecasts 2020-2025. Juniper Research. https://www.juniperresearch.com/researchstore/devices-technology/agtech

Footnote 9

(2019, April 3) New standards to curb the global spread of plant pests and diseases .United Nations Food and Agriculture Organization ("FAO") - https://www.fao.org/news/story/en/item/1187738/icode

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aerobloom

www.aerobloom.com

Aeroponics Integrated Systems Inc
1511 West Cowles Street
Long Beach CA 90813

*Photograph is for reference only and does not depict the actual Aerobloom facility